Exhibit (m)(2)

FORM OF ADVISOR CLASS
DISTRIBUTION AND SERVICE PLAN

The following Distribution and Service Plan (the “Plan”) has been adopted pursuant to Rule l2b-l under the Investment Company Act of 1940, as amended (the “1940 Act”), by EGA Emerging Global Shares Trust (the “Trust”), separately for Advisor Class shares of each series of the Trust identified on Schedule I as amended from time to time (the “Funds”), which Trust and Funds may do business under these or such other names as the Board of Trustees of the Trust may designate from time to time. The Plan has been approved by a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“non-interested Trustees”), cast in person at a meeting called for the purpose of voting on such Plan. Such approval by the Trustees included a determination that in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Fund and its respective Advisor Class shareholders.

The Trust is a statutory trust organized under the laws of the State of Delaware, is authorized to issue different series of securities and is an open-end management investment company registered under the 1940 Act. ALPS Fund Services, Inc. (the “Distributor”) is the principal underwriter for the Funds’ shares pursuant to the Underwriting Agreement between the Distributor and the Trust on behalf of each Fund (the “Distribution Agreement”).

The Plan provides that:

l. (a) The Trust shall pay to the Distributor, out of the assets of the Advisor Class of a particular Fund, a monthly fee not to exceed the fee rate set forth on Schedule I for such Fund as may be determined by the Trust’s Board of Trustees from time to time.

(b) Up to 0.20% of the amount described in paragraph 1(a) above may deemed by the Board of Trustees to be a service fee, pursuant to which the Trust may pay financial institutions, securities dealers and other industry professionals a fee for providing certain services to Advisor Class shareholders.

2. (a) The Distributor shall use the monies paid to it pursuant to paragraph l(a) above to finance any activity primarily intended to result in the sale of Advisor Class shares of each Fund or the provision of investor services, including but not limited to (i) delivering copies of the Trust’s then-current prospectus to prospective purchasers of Advisor Class shares of the Fund; (ii) marketing and promotional services including advertising; (iii) facilitating communications with beneficial owners of Advisor Class shares of the Fund; and (iv) such other services and obligations as are set forth in the Distribution Agreement.

(b) The monies to be paid pursuant to paragraph 1(b) above shall be used to pay dealers or others for, among other things, furnishing personal services and maintaining shareholder or beneficial owner accounts, which services include, among other things, (i) assisting in establishing and maintaining customer accounts and records; (ii) assisting with purchase and redemption requests; (iii) arranging for bank wires; (iv) monitoring dividend payments from a Fund on behalf of customers; (v) forwarding certain shareholder communications from a Fund to customers; (vi) receiving and answering correspondence; and (vii) aiding in maintaining the investment of their respective customers in the Advisor Class. Any amounts paid under this paragraph 2(b) shall be paid pursuant to a servicing or other agreement, which form of agreement has been approved from time to time by the Board of Trustees.

3. The Distributor shall report to the Trust at least monthly on the amount and the use of the monies paid to it under the Plan and shall furnish the Board of Trustees of the Trust with such other information as the Board may reasonably request in connection with the payments made under the Plan and the use thereof by the Distributor in order to enable the Board to make an informed determination of the amount of the Trust’s payments with respect to each Fund and whether the Plan should be continued with respect to each Fund.

4. The officers of the Trust shall furnish to the Board of Trustees of the Trust, for their review, on a quarterly basis, a written report of the amounts expended under the Plan with respect to each Fund and the purposes for which such expenditures were made.

5. This Plan shall take effect with respect to the Advisor Class shares of a particular Fund as of the effective date set forth on Schedule I (the “Commencement Date”); thereafter, the Plan shall continue in effect with respect to the Advisor Class shares of a particular Fund for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Board of Trustees of the Trust, and of the non-interested Trustees, cast in person at a meeting called for the purpose of voting on such Plan.

6. (a) The Plan may be terminated as to the Advisor Class shares of any particular Fund at any time by vote of a majority of the non-interested Trustees or by vote of a majority of the outstanding voting securities of such Fund (as and to the extent required by the 1940 Act and the rules thereunder, including Rule 18f-3(a)(3)).

(b) The Plan may not be amended as to the Advisor Class shares of any particular Fund to increase materially the amount to be spent for distribution pursuant to paragraph l hereof without approval by the shareholders of such Fund (as and to the extent required by the 1940 Act and the rules thereunder, including Rule 18f-3(a)(3)).

7. All material amendments to this Plan shall be approved by the non-interested Trustees in the manner described in paragraph 5 above.

8. So long as the Plan is in effect, the selection and nomination of the Trust’s non-interested Trustees shall be committed to the discretion of such non-interested Trustees.

9. The definitions contained in Sections 2(a)(19) and 2(a)(42) of the 1940 Act shall govern the meaning of “interested person(s)” and “vote of a majority of the outstanding voting securities,” respectively, for the purposes of this Plan.

This Plan shall take effect on the Commencement Date, as previously defined.

IN WITNESS WHEREOF, the parties hereto have caused this Plan to be executed by their duly authorized officers this 26th day of February, 2015.

ALPS Distributors, Inc.		EGA Emerging Global Shares Trust, on behalf of the Funds listed on Schedule I

By:		By:

Name:	Thomas A. Carter	Name:	Robert C. Holderith

Title:	President	Title:	President

Schedule I to the Advisor Class Distribution and Service Plan

Fund	Commencement Date	Fee Rate
EGA Beyond BRICs Opportunities Fund	February 26, 2015	0.25%
EGA Emerging Markets Consumer Fund	February 26, 2015	0.25%
EGA Emerging Markets Core Fund	February 26, 2015	0.25%